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MORTGAGE LOAN PURCHASE AGREEMENT

This is a Mortgage Loan Purchase Agreement (the "Agreement"), dated April 28, 2006, between Long Beach Securities Corp., a Delaware corporation (the "Purchaser") and Long Beach Mortgage Company, a Delaware corporation (the "Seller").

Preliminary Statement

The Seller intends to sell certain mortgage loans to the Purchaser on the terms and subject to the conditions set forth in this Agreement. The Purchaser intends to deposit the mortgage loans into a mortgage pool constituting the trust fund. The trust fund will issue asset backed certificates designated as Long Beach Mortgage Loan Trust 2006-4 Asset-Backed Certificates, Series 2006-4 (the "Certificates"). The Certificates will consist of twenty-two classes of certificates. The Certificates will be issued pursuant to a Pooling and Servicing Agreement, dated as of May 1, 2006 (the "Pooling and Servicing Agreement"), among the Purchaser, as depositor, Deutsche Bank National Trust Company, as trustee (the "Trustee") and the Seller, as master servicer (in such capacity, the "Master Servicer"). Capitalized terms used but not defined herein shall have the meanings set forth in the Pooling and Servicing Agreement.

The parties hereto agree as follows:

SECTION 1.   Agreement to Purchase.

The Seller agrees to sell, and the Purchaser agrees to purchase, on or before May 9, 2006 (the "Closing Date"), certain fixed-rate and adjustable-rate residential mortgage loans (the "Mortgage Loans").

SECTION 2.   Mortgage Loan Schedule.

The Purchaser and the Seller have agreed upon which of the mortgage loans owned by the Seller are to be purchased by the Purchaser pursuant to this Agreement on the Closing Date and the Seller shall prepare or cause to be prepared on or prior to the Closing Date a final schedule (the "Closing Schedule") that shall describe such Mortgage Loans and set forth all of the Mortgage Loans to be purchased under this Agreement. The Closing Schedule shall conform to the requirements set forth in this Agreement and to the definition of "Mortgage Loan Schedule" under the Pooling and Servicing Agreement. The Closing Schedule shall be the Mortgage Loan Schedule under the Pooling and Servicing Agreement.

SECTION 3.   Consideration.

In consideration for the Mortgage Loans to be purchased hereunder, the Purchaser shall on the Closing Date, as described in Section 8 hereof, (i) pay to or upon the order of the Seller in immediately available funds an amount (the "Purchase Price") equal to the sale proceeds of the Class A Certificates and the Mezzanine Certificates, net of the aggregate amount of the underwriting commissions and discounts applicable to such certificates and the purchase price of the Class B Certificates less the Interest Coverage

2006-5
REP w/ FANNIE CHANGE COMPARED TO 2006-4

(xlv) There is no proceeding pending or threatened for the total or partial condemnation of the Mortgaged Property or the taking by eminent domain of any Mortgaged Property;

(xlvi) No Mortgage Loan is subject to the requirements of the Home Ownership and Equity Protection Act of 1994, as amended, or is a "high cost" or "predatory" loan under any state or local law or regulation applicable to the originator of such Mortgage Loan or which would result in liability to the purchaser or assignee of such Mortgage Loan under any predatory or abusive lending law~~. In the event that Financial Security Assurance, Inc. becomes a NIMS Insurer, no Mortgage Loan is a "covered" loan under the laws of the states of California, Colorado or Ohio;~~; **[Fannie revision]**

(xlvii) ~~No proceeds from any Mortgage Loans were used to finance single-premium credit insurance policies.~~ No borrower was required to purchase any single premium credit insurance policy (e.g., life, mortgage, disability, accident, unemployment or health insurance product) or debt cancellation agreement as a condition of obtaining the extension of credit. No borrower obtained a prepaid single-premium credit insurance policy (e.g., life, mortgage, disability, accident, unemployment or health insurance ~~policy~~product) or debt cancellation agreement in connection with the origination of the Mortgage Loan. No proceeds from any Mortgage Loan were used to purchase single premium credit insurance policies (e.g., life, mortgage, disability, accident, unemployment or health insurance product) or debt cancellation agreements as part of the origination of, or as a condition to closing, such Mortgage Loan;

(xlviii) The Seller did not select the Mortgage Loans with the intent to adversely affect the interests of the Purchaser;

(xlix) The Seller has not received any notice that any Mortgagor has filed for any bankruptcy or similar legal protection since the date of the origination of such Mortgage Loan. Prior to the date of the origination of any Mortgage Loan, the Seller did not receive any notice that any Mortgagor has filed for bankruptcy or similar legal protection except as permitted under the Underwriting Guidelines;

(l) No Group I Mortgage Loan is a "High-Cost Home Loan" as defined in the Georgia Fair Lending Act, as amended (the "Georgia Act"), and no Mortgage Loan that was originated on or after October 1, 2002 and before March 7, 2003, is secured by a Mortgaged Property located in the State of Georgia;

(li) No Group I Mortgage Loan is a "High Cost Home Loan" as defined in the Kentucky high-cost loan statute effective June 24, 2003 (Ky. Rev. Stat. Section 360.100);

(lii) No Group I Mortgage Loan is a "High Cost Home Loan" as defined in the New Jersey Home Ownership Act effective November 27, 2003 (N.J.S.A. 46; 10B-22 et seq.);

FANNIE MAE
PROPOSED
CHANGE
BEING
NEGOTIATED

<u>Anti-Predatory Lending Representations, Warranties, and Covenants of the Company</u>

The Company hereby represents, warrants, and covenants with respect to the Mortgage Loans that as of the Settlement Date and each Additional Loan Transfer Date or as of such date specifically provided herein:

(a)   Each Mortgage Loan is in compliance with the anti-predatory lending eligibility for purchase requirements of Fannie Mae's Selling Guide;

(b)   No Mortgage Loan is subject to the requirements of the Home Ownership and Equity Protection Act of 1994 ("HOEPA"), and no Mortgage Loan has an "annual percentage rate" or "total points and fees" payable by the borrower (as each such term is defined under HOEPA) that equal or exceed the applicable thresholds defined under HOEPA (Section 32 of Regulation Z, 12 C.F.R. Section 226.32(a)(1)(i) and (ii));

(c)   Each Mortgage Loan at the time it was made complied in all material respects with applicable local, state, and federal laws, including, but not limited to, all applicable predatory and abusive lending laws;

(d)   No Mortgage Loan is a "High-Cost Home Loan" as defined in the Georgia Fair Lending Act, as amended (the "Georgia Act"). No Mortgage Loan subject to the Georgia Act and secured by owner occupied real property or an owner occupied manufactured home located in the State of Georgia was originated (or modified) on or after October 1, 2002 through and including March 6, 2003.

(e)   No Mortgage Loan is a "High-Cost Home Loan" as defined in New York Banking Law 6-1;

(f)   No Mortgage Loan is a "High-Cost Home Loan" as defined in the Arkansas Home Loan Protection Act effective July 16, 2003 (Act 1340 of 2003);

(g)   No Mortgage Loan is a "High-Cost Home Loan" as defined in the Kentucky high-cost home loan statute effective June 24, 2003 (Ky. Rev. Stat. Section 360.100);

(h)   No Mortgage Loan is a "High-Cost Home Loan" as defined in the New Jersey Home Ownership Act effective November 27, 2003 (N.J.S.A. 46:10B-22 et seq.);

(i)   No Mortgage Loan is a "High-Cost Home Loan" as defined in the New Mexico Home Loan Protection Act effective January 1, 2004 (N.M. Stat. Ann. §§ 58-21A-1 et seq.);

(j)   No Mortgage Loan is a "High-Risk Home Loan" as defined in the Illinois High-Risk Home Loan Act effective January 1, 2004 (815 Ill. Comp. Stat. 137/1 et seq.);